

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8- 66924

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2009** (MM/DD/YY) AND ENDING **03/31/2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMPER INVESTMENT BANKING L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2015 LINCOLN HIGHWAY
(No. and Street)

EDISON	**NJ**	**08818**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Rutman **732-287-1000 EXT. 1206**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Kraut, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AMPER INVESTMENT BANKING L.L.C., as

of **March 31**, 20 **10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

MARY JO B. MENDOZA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 8/24/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMPER INVESTMENT BANKING LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

(With Independent Auditors' Report Thereon)

AMPER INVESTMENT BANKING LLC

INDEX

MARCH 31, 2010

INDEPENDENT AUDITORS' REPORT

To the Member of
Amper Investment Banking LLC

We have audited the accompanying statement of assets, liabilities and member's equity of Amper Investment Banking LLC as of March 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets, liabilities and member's equity referred to above presents fairly, in all material respects, the financial position of Amper Investment Banking LLC at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America

Malone Bailey LLP

MaloneBailey, LLP
Certified Public Accounting Firm
New York, New York
June 30, 2010

10350 Richmond Ave., Suite 800 • Houston, TX 77042 • 713.343.4200
15 Maiden Lane, Suite 1003 • New York, NY 10038 • 212.406.7272
www.malonebailey.com


NEXIA
INTERNATIONAL

AMPER INVESTMENT BANKING LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

MARCH 31, 2010

ASSETS

Cash and cash equivalents	$	20,487
TOTAL ASSETS	$	20,487

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued liabilities	$	2,000
TOTAL LIABILITIES		2,000
Commitments and contingent liabilities (Note 5)		-

MEMBER'S EQUITY

Member's equity		18,487
TOTAL MEMBER'S EQUITY		18,487
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,487

See Notes to Financial Statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Amper Investment banking LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited liability company that was formed in the State of New York on December 6, 2004 and became a member of the FINRA during June, 2006. The Company is a direct, wholly owned subsidiary of Amper, Politziner & Mattia, LLP (the "Parent"), certified public accountants and consultants.

Nature of Business

The Company's business consists primarily of capital formation advisory services. Additionally, the Company is allowed to do Private Placements of Securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

The Company is based in the United States and conducts business from its office in New York City. The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated entity.

In September of 2009 the Company's key employees resigned and the Company began winding down. At year end all operations had ceased.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits in bank accounts. Highly liquid money market investments and short-term investments that are readily convertible into known amounts of cash, with original maturities of less than three months are considered to be cash equivalents for the purpose of statement of cash flows.

Income Taxes

As a single member limited liability company, the single member is responsible for reporting, for income tax purposes, the Company's income and expenses.

Revenue Recognition

The Company earns revenue under several types of engagement. The following describes the Company's revenue recognition policy under each type of engagement:

Success Fee Engagements - The Company performs a number of services under a "Success Fee" arrangement, whereby fees are due from the client only upon successful completion of the assignment. As a result, revenue is recognized at the successful completion of the assignment, and no portion of an expected fee is recognized prior to the assignment's completion. M&A Advisory and Capital Formation Assignments are the most typical assignments that are covered by this method of recognizing revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition – (continued)

Time & Materials Engagements – The Company performs certain services for fees that are earned as the work is performed. The method of recognizing revenue under these types of engagements calls for revenue to be recognized based upon established hourly rates of the Company personnel serving the clients applied to the number of hours spent performing the services. As a measure of conservatism, the Company's policy calls for the amount of revenue recognized in a period to be equal to the value of the hours billed to the client, plus unbilled hours valued at $80 per hour. The remaining value of unbilled hours (total value less $80 per hour) is recognized when those hours are billed to the client.

Retainer Fees – The Company receives non-refundable retainers under certain engagements. These fees require no services be performed, and have no deliverables related to them. As a result, revenue from retainer fees is recognized when the fees are received.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for both financial reporting purposes and income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations. Furniture and equipment are depreciated over their estimated useful lives of from 5-7 years.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company is dependent on the Parent for continued financial support.

The Company signed an "Expense Sharing Agreement" in April, 2007 with the Parent for a period of one year, automatically renewable each year unless cancelled, whereby the Parent will provide various services and assistance to the Company.

The Company paid the Parent $14,000 in management fees for the year ended March 31, 2010.

The Company's employees participate in the Parent's Profit Sharing Plan by agreement dated February 2006.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2010, the Company had net capital of $18,487 which was $13,487 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.10818 to 1 at March 31, 2010.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

In March, 2009 the Company entered into a three month lease agreement beginning in April, 2009 which is renewable on a month to month basis. During the 2009 fiscal year the Company paid $30,106 in rent expense.